[redacted]

SE[barcode]MMISSION

08033228

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

DEC 01 2008

Washington, DC

SEC FILE NUMBER
8-36808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E. H. SMITH JACOBS & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, MARIE-REGINA FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. H. SMITH JACOBS & CO., INC. as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2010

Gloria Calicchia
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

E. H. SMITH JACOBS & CO., INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

E. H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
SEPTEMBER 30, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E. H. Smith Jacobs & Co., Inc. and Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of E. H. Smith Jacobs & Co., Inc. and Subsidiary (the "Company") as of September 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit of the consolidated statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to in the first paragraph above presents fairly, in all material respects, the financial position of E. H. Smith Jacobs & Co., Inc. and Subsidiary as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

November 20, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

E. H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$	222,391
Due from clearing broker		2,352,670
Securities owned, at market value		653,797
Prepaid expenses and other assets		61,522
Property and equipment, net of accumulated depreciation		34,405
Stockholder's loan receivable		198,425
TOTAL ASSETS	$	3,523,210

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Securities sold but not yet purchased	$	114,540
Accrued expenses and other liabilities		1,452,375
Total liabilities		1,566,915
Commitments and contingencies (Notes 3 and 12)		
Stockholders' equity:		
Common stock, no par value; 300 shares authorized, 210 shares issued and outstanding		2,082,728
Additional paid-in capital		66,740
Accumulated deficit		(193,173)
Total stockholders' equity		1,956,295
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,523,210

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

E. H. Smith Jacobs & Co., Inc. ("E. H. Smith Jacobs") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of NASDAQ Stock Market and New York Stock Exchange. E. H. Smith Jacobs is engaged in the execution of stock transactions for its own account and those of its customers. E. H. Smith Jacobs conducts business as a member of the National Association of Securities Dealers ("NASD") on the New York Stock Exchange and the NASDAQ Stock Market. During September 2006, E. H. Smith Jacobs acquired Christopher J. Forbes, LLC. Christopher J. Forbes, LLC is a broker-dealer registered with the SEC, is a member of the NASD, and conducts business on the New York Stock Exchange. Both broker-dealers are subject to the regulation of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated statement of financial condition includes the accounts of E. H. Smith Jacobs and its wholly owned subsidiary Christopher J. Forbes, LLC (collectively called the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less when purchased.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment
The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

Use of Estimates
The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has net operating loss carryforwards of approximately $1,100,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Expiration	
2023	$ 290,000
2024	410,000
2027	400,000
	$ 1,100,000

The net operating loss carryforwards generated a deferred tax asset of $440,000. However, the Company has determined that a valuation allowance of $440,000 against such deferred asset is necessary, as it is unlikely that the carryforwards will be utilized.

NOTE 3. NET CAPITAL REQUIREMENTS OF E.H. SMITH JACOBS

As a registered broker-dealer, E. H. Smith Jacobs is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2008, E. H. Smith Jacobs had net capital of approximately $1,164,000, which exceeded its requirement of $100,000 by $1,064,000. At September 30, 2008, E. H. Smith Jacobs' ratio of aggregate indebtedness to net capital was approximately 79%.

E.H. Smith Jacobs' regulatory net capital excludes the underlying net assets of Christopher J. Forbes, LLC. Christopher J. Forbes, LLC's net assets amounted to approximately $889,000 at September 30, 2008.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities and are stated at market value, as follows:

	Securities owned	Securities sold not yet purchased
Obligations of U.S. government	$ 509,335	$ -
Corporate stocks	105,570	114,455
Options	38,892	85
	$ 653,797	$ 114,540

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2008:

Machinery and equipment	$ 11,586
Furniture and fixtures	111,389
Leasehold improvements	76,463
Computer equipment	187,270
	386,708
Less: accumulated depreciation	(352,303)
Property and equipment, net	$ 34,405

NOTE 6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2008:

Deposits from traders	$ 847,006
Other accrued expenses	605,369
	$ 1,452,375

NOTE 7. STOCKHOLDER'S LOAN RECEIVABLE

A stockholder is indebted to the Company at September 30, 2008, in the amount of $198,425. The loan is non-interest bearing with no repayment terms.

NOTE 8. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on April 30, 2012. The approximate future minimum annual lease payments are as follows:

Year ending December 31:	
2009	$ 120,000
2010	123,000
2011	127,000
2012	74,000
Total	$ 444,000

NOTE 9. PENSION AND PROFIT SHARING PLAN

The Company, together with related companies, participates in a profit-sharing plan. Contributions to the plan are based on the wages of eligible employees up to $200,000. The plan is on a fiscal year, September 1 to August 31. Contributions to the plan are determined each year by the Board of Directors, and may be up to 15% of eligible compensation. For the plan year ended August 31, 2008, the Company made no contributions to the profit-sharing plan.

NOTE 10. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") effective January 1, 2005. The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 3% of an employee's compensation. During the year ended September 30, 2008, the Company contributed approximately $61,109 to the Plan.

NOTE 11. COMMON STOCK

During June 2008, 10 shares of common stock with an aggregate fair market value of $66,740 were awarded to an employee of the Company as compensation.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

During the year ended September 30, 2008, the Company's trading activities included equity and index options, all of which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity, and operational risks. The Company manages these risks associated with derivatives on an aggregate basis.

The Company is also subject to certain inherent risks from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK (CONTINUED)

The Company is exposed to credit losses in the event customers fail to satisfy their obligation in connection with their securities transactions. As of September 30, 2008, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 13. CONCENTRATIONS OF CREDIT RISK

The cash equivalents, amounts due from clearing brokers and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

END